UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2019

Commission File Number 001-38209

DESPEGAR.COM, CORP.
(Exact name of registrant as specified in its charter)

British Virgin Islands
(Jurisdiction of incorporation or organization)

Juana Manso 999
Ciudad Autónoma de Buenos Aires, Argentina C1107CBR
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Despegar Completes the Acquisition of Viajes Falabella in Chile, Perú and Argentina

BUENOS AIRES, Argentina--(BUSINESS WIRE)--June 10, 2019--Despegar.com, Corp. (NYSE:DESP), (“Despegar”), the leading online travel company in Latin America today announced that on June 7th it has completed the previously announced acquisition of Viajes Falabella in Chile, Perú and Argentina.

As expected however, Viajes Falabella Colombia’s operations, have not yet completed the customary closing conditions for transactions of this type, including approval of the relevant antitrust authority.

The acquisition of Viajes Falabella provides customers of both companies with access to an enhanced travel and tourism product and service offering, wherever and however they want to book travel (Mobile, online, Apps, call center and store-within-store locations). In addition, customers will be able to access exclusive discounts, earn double CMR Points Falabella’s loyalty program, both at Viajes Falabella and Despegar, as well as an expanded product offering in exchange for CMR Points at Viajes Falabella.

“We are pleased that we were able to quickly close on this transaction and look forward to providing additional services to all of our customers,” stated Damian Scokin, Chief Executive Officer of Despegar.

About Despegar.com

Despegar is the leading online travel company in Latin America. With over two decades of business experience and operating in 20 countries in the region, Despegar accompanies Latin American travelers from the moment they dream of taking a trip until they share their memories of that trip. Thanks to the strong commitment to technological development and customer service, Despegar offers a tailor-made experience to more than 18 million customers.

Despegar’s websites and leading mobile apps, offer products from over 300 airlines, more than 520,000 accommodation options, as well as approximately 1,100 car rental agencies and approximately 240 destination services suppliers with more than 8,700 activities throughout Latin America. The Company owns and operates two well-recognized brands, Despegar, its global brand, and Decolar, its Brazilian brand. Despegar is traded on the New York Stock Exchange (NYSE: DESP). For more information, please visit www.despegar.com.

Forward-Looking Statements

This press release includes forward-looking statements. We base these forward-looking statements on our current beliefs, expectations and projections about future events and financial trends affecting our business and our market. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements. Forward-looking statements are not guarantees of future performance. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly or to revise any forward-looking statements.

CONTACT:
Investor Relations
Phone: (+5411) 5173 3501
E-mail: investorelations@despegar.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DESPEGAR.COM, CORP.

By: /s/ Juan Pablo Alvarado
Name: Juan Pablo Alvarado
Title: General Counsel - Secretary

Date: June 10, 2019